SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          ESSEX PROPERTY TRUST, INC.
                               (Name of Issuer)

              SHARES OF COMMON STOCK, PAR VALUE $.0001 PER SHARE
                        (Title of Class of Securities)

                                   29717810
                                (Cusip Number)



                                PATRICK K. FOX
                    WESTBROOK REAL ESTATE PARTNERS, L.L.C.
                             13155 NOEL ROAD-LB54
                                  SUITE 2300
                              DALLAS, TEXAS 75240
                                (972) 934-0100

                                with a copy to:

                            ALLEN CURTIS GREER, II
                                ROGERS & WELLS
                                200 PARK AVENUE
                           NEW YORK, NEW YORK  10166
                                (212) 878-8232


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                              SEPTEMBER 20, 1997

            (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and isfiling this schedule because of Rule 13d-1(b) (3) or (4), check the following box.
<square>

Note:   Six  copies  of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).


                                   (Page 1 of 23 Pages)

CUSIP No.29717810                   13D                     Page 2 of 23 Pages


       1.        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      WESTBROOK REAL ESTATE PARTNERS, L.L.C. --I.R.S. IDENTIFICATION NO.
                  ___________

       2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                  (a)<square>
                                                                                                  (b)<square>
       3.        SEC USE ONLY

       4.        SOURCE OF FUNDS
                                   WC

       5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                   <square>
       6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                          Delaware

                                  7.      SOLE VOTING POWER
             NUMBER OF
                                                  0
              SHARES
                                  8.      SHARED VOTING POWER
           BENEFICIALLY
                                                  929,610
             OWNED BY
                                  9.      SOLE DISPOSITIVE POWER
               EACH
                                                    0
             REPORTING
                                  10.     SHARED DISPOSITIVE POWER
            PERSON WITH
                                                 929,610



       11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   929,610

       12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES
                                                                                    <square>
       13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    5.9%

       14.       TYPE OF REPORTING PERSON

                                   OO

CUSIP No.29717810                   13D                     Page 3 of 23 Pages


       1.        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      WESTBROOK REAL ESTATE PARTNERS MANAGEMENT I, L.L.C. -- I.R.S. IDENTIFICATION NO.
                 _____________

       2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                  (a)<square>
                                                                                                  (b)<square>
       3.        SEC USE ONLY

       4.        SOURCE OF FUNDS
                              WC

       5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                    <square>
       6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                          Delaware

                                  7.      SOLE VOTING POWER

             NUMBER OF                               0

              SHARES              8.      SHARED VOTING POWER

           BENEFICIALLY                              929,610

             OWNED BY             9.      SOLE DISPOSITIVE POWER

               EACH                                  0

             REPORTING            10.     SHARED DISPOSITIVE POWER

            PERSON WITH                              929,610

       11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              929,610

       12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                    <square>
       13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.9%

       14.       TYPE OF REPORTING PERSON

                              OO

CUSIP No.29717810                   13D                    Page 4 of 23 Pages


       1.        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      WESTBROOK REAL ESTATE FUND I, L.P. -- I.R.S. IDENTIFICATION NO.
                  ___________

       2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                 (a)<square>
                                                                                                 (b)<square>
       3.        SEC USE ONLY

       4.        SOURCE OF FUNDS
                              WC

       5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                    <square>

       6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                          Delaware

                                  7.      SOLE VOTING POWER

             NUMBER OF                               0

              SHARES              8.      SHARED VOTING POWER

           BENEFICIALLY                            929,610

             OWNED BY             9.      SOLE DISPOSITIVE POWER

               EACH                                  0

             REPORTING            10.     SHARED DISPOSITIVE POWER

            PERSON WITH                            929,610

       11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              929,610

       12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                    <square>
       13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.9%

       14.       TYPE OF REPORTING PERSON

                              PN

CUSIP No.29717810                   13D                    Page 5 of 23 Pages

       1.        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                       WESTBROOK REAL ESTATE CO-INVESTMENT PARTNERSHIP I, L.P. -- I.R.S. IDENTIFICATION NO.
                 ______________

       2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                 (a)<square>
                                                                                                 (b)<square>
       3.        SEC USE ONLY

       4.        SOURCE OF FUNDS
                              WC

       5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                    <square>
       6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                          Delaware

                                  7.      SOLE VOTING POWER

             NUMBER OF                            0

              SHARES              8.      SHARED VOTING POWER

           BENEFICIALLY                           929,610

             OWNED BY             9.      SOLE DISPOSITIVE POWER

               EACH                               0

             REPORTING            10.     SHARED DISPOSITIVE POWER

            PERSON WITH                           929,610

       11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              929,610

       12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                    <square>
       13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.9%

       14.       TYPE OF REPORTING PERSON

                              PN

CUSIP No.29717810                   13D                     Page 6 of 23 Pages


       1.        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      Gregory H. Hartman -- I.R.S. IDENTIFICATION NO. ____________

       2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                  (a)<square>
                                                                                                  (b)<square>
       3.        SEC USE ONLY

       4.        SOURCE OF FUNDS
                              WC

       5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                    <square>
       6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                          United States

                                  7.      SOLE VOTING POWER

             NUMBER OF                            0

              SHARES              8.      SHARED VOTING POWER

           BENEFICIALLY                           929,610

             OWNED BY             9.      SOLE DISPOSITIVE POWER

               EACH                               0

             REPORTING            10.     SHARED DISPOSITIVE POWER

            PERSON WITH                           929,610

       11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              929,610

       12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                    <square>
       13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.9%

       14.       TYPE OF REPORTING PERSON


CUSIP No.29717810                   13D                     Page 7 of 23 Pages


       1.        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      Jeffrey M. Kaplan  -- I.R.S. IDENTIFICATION NO. ____________

       2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                 (a)<square>
                                                                                                 (b)<square>
       3.        SEC USE ONLY

       4.        SOURCE OF FUNDS
                              WC

       5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                    <square>
       6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                          United States

                                  7.      SOLE VOTING POWER

             NUMBER OF                            0

              SHARES              8.      SHARED VOTING POWER

           BENEFICIALLY                           929,610

             OWNED BY             9.      SOLE DISPOSITIVE POWER

               EACH                               0

             REPORTING            10.     SHARED DISPOSITIVE POWER

            PERSON WITH                           929,610

       11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              929,610

       12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                    <square>
       13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.9%

       14.       TYPE OF REPORTING PERSON

                              IN

CUSIPNo.29717810                    13D                     Page 8 of 23 Pages


       1.        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      Paul D. Kazilionis -- I.R.S. IDENTIFICATION NO. ____________

       2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                 (a)<square>
                                                                                                 (b)<square>
       3.        SEC USE ONLY

       4.        SOURCE OF FUNDS
                              WC

       5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                    <square>
       6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                          United States

                                  7.      SOLE VOTING POWER

             NUMBER OF                            0

              SHARES              8.      SHARED VOTING POWER

           BENEFICIALLY                           929,610

             OWNED BY             9.      SOLE DISPOSITIVE POWER

               EACH                               0

             REPORTING            10.     SHARED DISPOSITIVE POWER

            PERSON WITH                           929,610

       11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              929,610

       12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                    <square>
       13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.9%

       14.       TYPE OF REPORTING PERSON

                              IN

CUSIP No.29717810                   13D                     Page 9 of 23 Pages


       1.        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      Jonathan H. Paul -- I.R.S. IDENTIFICATION NO.____________

       2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                 (a)<square>
                                                                                                 (b)<square>
       3.        SEC USE ONLY

       4.        SOURCE OF FUNDS
                              WC

       5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                    <square>
       6.        CITIZENSHIP OR PLACE OR ORGANIZATION

                                          United States

                                  7.      SOLE VOTING POWER

             NUMBER OF                            0

              SHARES              8.      SHARED VOTING POWER

           BENEFICIALLY                           929,610

             OWNED BY             9.      SOLE DISPOSITIVE POWER

               EACH                               0

             REPORTING            10.     SHARED DISPOSITIVE POWER

            PERSON WITH                           929,610

       11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              929,610

       12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                    <square>
       13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.9%

       14.       TYPE OF REPORTING PERSON

                              IN

CUSIP No.29717810                   13D                    Page 10 of 23 Pages


       1.        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      William H. Walton III -- I.R.S. IDENTIFICATION NO. ____________

       2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                 (a)<square>
                                                                                                 (b)<square>
       3.        SEC USE ONLY

       4.        SOURCE OF FUNDS

                              WC

       5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                    <square>
       6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                          United States

                                  7.      SOLE VOTING POWER

             NUMBER OF                            0

              SHARES              8.      SHARED VOTING POWER

           BENEFICIALLY                           929,610

             OWNED BY             9.      SOLE DISPOSITIVE POWER

               EACH                               0

             REPORTING            10.     SHARED DISPOSITIVE POWER

            PERSON WITH                           929,610

       11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              929,610

       12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                    <square>
       13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.9%

       14.       TYPE OF REPORTING PERSON

                              IN

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the Common Stock, $0.0001 par value per share (the "Common Stock") of Essex Property Trust, Inc., a real estate investment trust incorporated in the State of Maryland (the "Issuer"). The principal executive offices of the Issuer are located at 77 California Avenue, Palo Alto, California 94304.

ITEM 2. IDENTITY AND BACKGROUND.

        This Schedule 13D is being filed by (i) Westbrook Real Estate Fund I, L.P., a Delaware limited partnership ("WREF I"), (ii) Westbrook Real Estate Co-Investment Partnership I, L.P., a Delaware limited partnership("WRECIP I"),
(iii) Westbrook Real Estate Partners Management I, L.L.C., a Delaware limited liability company ("WREM I"), (iv) Westbrook Real Estate Partners, L.L.C., a
Delaware  limited  liability  company  ("WREP"),   (v)   Gregory  H.   Hartman
("Hartman"), a member of WREP, (vi) Jeffrey M. Kaplan ("Kaplan"), a member of WREP, (vi) Paul D. Kazilionis ("Kazilionis"), a member of WREP, (vii) Jonathan
H. Paul ("Paul"), a member of WREP, and (viii) William H. Walton III ("Walton"), a member of WREP. WREF I, WRECIP I, WREM I, WREP, Hartman, Kaplan, Kazilionis, Paul and Walton are sometimes referred to collectively herein as the "Reporting Persons." The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 7.4 hereto.

        The state of organization for each of WREF I, WRECIP I, WREM I, and WREP is Delaware. Each of Hartman, Kaplan, Kazilionis, Paul and Walton are citizens of the Unites States. The principal executive offices of WREF I, WRECIP I, WREM I and WREP are located at 599 Lexington Avenue, Suite 3800, New York, New York 10022. The principal business address for Kaplan, Paul and Walton, is 599 Lexington Avenue, Suite 3800, New York, New York 10022. The principal business address for Hartman is 11150 Santa Monica Boulevard, Suite 1450, Los Angeles, California 90025. The principal business address for Kazilionis is 284 South Beach Road, Hobe Sound, Florida 33455.

        The principal business of WREF I and WRECIP I is to make direct and indirect investments in real estate and real estate interests. The principal business of WREM I is to serve as the general partner of each of WREF I and WRECIP I. The principal business of WREP is to serve as the managing member of WREM I and as the managing member of other similar funds. The principal
occupations  of  Hartman,  Kaplan,  Kazilionis,   Paul  and  Walton are  their
activities on behalf of WREP.

        During the last five years, none of the Reporting Persons, to the best knowledge of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On July 1, 1996, WREF I and WRECIP I acquired 309,353 and 30,647 shares, respectively, of the Issuer's 8.75% Convertible Preferred Stock, Series 1996A (the "Series 1996A Stock"), for a total purchase price of $8,500,000. On September 27, 1996, WREF I and WRECIP I acquired 418,536 and 41,463 shares of the Series 1996A Stock, respectively, in exchange for the cancellation of certain indebtedness totaling $11,500,000 pursuant to the terms of the Loan Facility Agreement, dated as of June 20, 1997, among the Issuer and T/W Essex Funding, L.L.C., a Delaware limited liability company and an affiliate of the Reporting Persons, and the amendments thereto (the "Loan Facility Agreement"), attached as Exhibit 7.3 hereto. On June 20, 1997, WREF I and WRECIP I acquired 707,417 and 92,584 shares of the Series 1996A Stock, respectively, for a total purchase price of $20,000,000. The source of funds for such purchases reported herein was the Reporting Persons' capital contributions. As of the date of this filing, WREF I and WRECIP I have acquired 1,600,000 shares of the Series 1996A Stock. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Series 1996A Stock.

ITEM 4. PURPOSE OF THE TRANSACTION.

        WREF I and WRECIP I acquired the Issuer's securities for investment purposes. The acquisition of the 1,600,000 shares of the Series 1996 A Stock was made pursuant to the terms of a Stock Purchase Agreement, dated as of June 20, 1996, by and between Tiger/Westbrook Real Estate Fund, L.P. (now known as Westbrook Real Estate Fund I, L.P.), Tiger/Westbrook Real Estate Co-Investment Partnership, L.P. (now known as Westbrook Real Estate Co-Investment Partnership I, L.P.) and the Issuer and the amendments thereto (the "Stock Purchase
Agreement"), filed as Exhibit 7.2 attached hereto, and the Loan Facility Agreement.

        Pursuant to the Articles Supplementary  of  the  Charter of the Issuer
which   relate   to   the   Series  1996A  Stock  (as  amended, the  "Articles
Supplementary") and filed as Exhibit 7.1 attached hereto, the holders of the Series 1996A Stock have the right to elect one member of the Board of Directors of the Issuer. Additionally, upon the occurrence of certain other events, the holders of the Series 1996A Stock shall have the right to elect additional directors to the Board of Directors of the Issuer. Consequently, Hartman has been designated as a member of the Board of Directors of the Issuer and has been appointed to the Board of Directors by the existing Board of Directors of the Issuer. According to the terms of the Stock Purchase Agreement, WREF I and WRECIP I also have certain preemptive rights exercisable upon the issuance by the Issuer of additional Common Stock.

        The Reporting Persons intend to review their holdings with respect to the Issuer on a continuing basis. Depending on the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Series 1996A Stock and the Common Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic conditions and industry conditions), the Reporting Persons may acquire other securities of the Issuer; sell all or a portion of their Series 1996A Stock or other securities of the Issuer; now owned or hereafter acquired, or maintain its position as current levels. Accordingly, the Reporting Persons reserve the right to acquire additional securities of the Issuer or to dispose of some or all of the securities of the Issuer beneficially owned by them either in the open market, in privately negotiated transactions or otherwise, or take such other action or actions with respect to the Common Stock as they deem advisable to the extent permitted under applicable federal and state securities law; however, the Reporting Persons have no present intention of engaging in any such transaction. Other than as described above, the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, or(j) any action similar to any of the enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) WREF I is the record owner of 1,435,306 shares of Series 1996A Stock. As of the date of this filing, 717,653 shares of WREF I's Series 1996A Stock are presently convertible into 833,913 shares of Common Stock of the Issuer (the "WREF Conversion Shares"). The calculation of the number of WREF I Conversion Shares was determined in accordance with Section 5 of the Articles Supplementary.

        WRECIP I is the record owner of 164,694 shares of Series 1996A Stock. As of the date of this filing, 82,347 shares of WRECIP I's Series 1996A Stock are presently convertible into 95,687 shares of Common Stock of the Issuer (the "WRECIP I Conversion Shares"). The calculation of the number of WRECIP I Conversion Shares was determined in accordance with Section 5 of the Articles Supplementary.

        Because of their relationship as affiliated entities, both WREF I and WRECIP I may be deemed to own beneficially both the WREF I Conversion Shares and the WRECIP I Conversion Shares. As the sole general partner of WREF I and WRECIP I, WREM I may be deemed to own beneficially the WREF I Conversion Shares and the WRECIP I Conversion Shares. As the sole managing member of WREM I, WREP may be deemed to own beneficially the WREF I Conversion Shares and the WRECIP I Conversion Shares. As the managing members of WREP, Hartman, Kaplan, Kazilionis, Paul and Walton may be deemed to own beneficially the WREF I Conversion Shares and the WRECIP I Conversion Shares.

        WREF  I  disclaims  beneficial  ownership of the  WRECIP I  Conversion
Shares.   WRECIP I disclaims beneficial ownership  of  the  WREF I  Conversion
Shares. WREM I, WREP, Hartman, Kaplan, Kazilionis, Paul and Walton each disclaims beneficial ownership of the WREF I Conversion Shares and the WRECIP I Conversion Shares.
        Each of the Reporting Persons may be deemed to beneficially own 5.9% of the Issuer's Common Stock, which percentage is calculated based upon (i) 14,909,866 shares of Common Stock reported outstanding by the Issuer on September 9, 1997, and (ii) that number of shares of Common Stock (929,610) issuable upon the conversion of the WREF I Series 1996 A Stock and the WRECIP I Series 1996A Stock.

        (b) Number of Shares as to which each such person has

            (i)   Sole power to vote or direct the vote:
                  0 shares for each Reporting Person;

            (ii)  Shared power to vote or direct the vote:
                  929,610 shares for each Reporting Person;

            (iii) Sole power to dispose or to direct the disposition:
                  0 shares for each Reporting Person;

            (iv)  Shared power to dispose or to direct the disposition:
                  929,610 shares for each Reporting Person.

        (c) On September 20, 1997, an additional 400,000 shares of Series 1996A Stock became convertible into 464,805 shares of Common Stock, thereby making the Reporting Persons the beneficial owners of an aggregate of 929,610 shares of Common Stock of the Issuer. Except as set forth above, the Reporting
Persons have not effected any transactions in Common Stock directly or indirectly during the 60 days prior to September 20, 1997 or during the 60 days prior to the date of this Schedule 13D.

        (d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the 1,600,00 shares of Series 1996A Stock or any other securities of the Issuer acquired by the Reporting Persons as described in Item 5.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer. The Issuer has granted to the holders of the Series 1996A Stock registration rights, pursuant to a Registration Rights Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       EXHIBIT
DESCRIPTION
         7.1                Articles Supplementary of Essex Property Trust, Inc. for the 8.75% Convertible
                            Preferred Stock, Series 1996A
         7.2                Stock Purchase Agreement dated as of June 20, 1996 by and among Essex Property
                            Trust, Inc. and  Tiger/Westbrook  Real Estate  Fund, L.P. and Tiger/Westbrook
                            Real Estate Co-Investment Partnership, L.P., as amended  by Amendment No. 1 to
                            Stock Purchase Agreement dated as of July 1, 1996 by and among  Essex Property
                            Trust,  Inc.  and  Tiger/Westbrook Real Estate Fund, L.P. and Tiger/Westbrook
                            Real Estate Co-Investment Partnership, L.P.
         7.3                Loan  Facility Agreement dated as of June  20,  1996  between  Essex  Property
                            Trust,  Inc.  and  T/W Essex Funding, L.L.C., as amended by Amendment No. 1 to
                            Loan Facility Agreement dated as of July 1, 1996 by and between Essex Property
                            Trust, Inc. and T/W Essex Funding, L.L.C.
         7.4                Joint Filing Agreement,  dated September 29, 1997, by and among WREF I, WRECIP
                            I, WREM I, WREP, Hartman,  Kaplan, Kazilionis, Paul and Walton relating to the filing of a joint statement on Schedule 13D.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1997

                               WESTBROOK REAL ESTATE PARTNERS, L.L.C.



                               By:/S/ PATRICK K. FOX
                                  -----------------------------------
                                  Name:  Patrick K. Fox
                                  Title: Attorney-in-Fact

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1997


                               WESTBROOK REAL ESTATE PARTNERS
                                    MANAGEMENT I, L.L.C.



                               By:/S/ PATRICK K. FOX
                                  -----------------------------------
                                  Name:  Patrick K. Fox
                                  Title: Attorney-in-Fact

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1997


                               WESTBROOK REAL ESTATE FUND I, L.P.



                               By:/S/ PATRICK K. FOX
                                  -----------------------------------
                                  Name:  Patrick K. Fox
                                  Title: Attorney-in-Fact

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1997



                               WESTBROOK REAL ESTATE CO-INVESTMENT
                                 PARTNERSHIP I, L.P.



                               By:/S/ PATRICK K. FOX
                                  -----------------------------------
                                  Name:  Patrick K. Fox
                                  Title: Attorney-in-Fact

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1997





                               /S/ GREGORY H. HARTMAN
                               ----------------------------------
                               Gregory H. Hartman

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1997






                               /S/ JEFFREY M. KAPLAN
                               -------------------------------
                               Jeffrey M. Kaplan

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1997






                               /S/ PAUL D. KAZILIONIS
                               -------------------------------
                               Paul D. Kazilionis

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1997






                               /S/ JONATHAN H. PAUL
                               -------------------------------
                               Jonathan H. Paul

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1997






                               /S/ WILLIAM H. WALTON III
                               -------------------------------
                               William H. Walton III






                         POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Patrick K. Fox his true and lawful attorney-in-fact, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this and any and all amendments, to this Schedule 13D, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or his substitute may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Schedule 13D has been signed by the following persons in the capacities and on the date indicated:

September 29, 1997

                WESTBROOK REAL ESTATE PARTNERS, L.L.C.


                By:/S/ PAUL D. KAZILIONIS
                  Name:  Paul D. Kazilionis
                  Title: Managing Member


                By:/S/ WILLIAM H. WALTON III
                  Name:  William H. Walton III
                  Title: Managing Member



                WESTBROOK REAL ESTATE PARTNERS
                MANAGEMENT I, L.L.C.


                By: Westbrook Real Estate Partners, L.L.C.,
                   Managing Member


                By:/S/ PAUL D. KAZILIONIS
                  Name:  Paul D. Kazilionis
                  Title: Managing Member


                By:/S/ WILLIAM H. WALTON III
                  Name:  William H. Walton III
                  Title: Managing Member


                WESTBROOK REAL ESTATE FUND I, L.P.

                By: Westbrook Real Estate Partners
                   Management I, L.L.C., General Partner

                By: Westbrook Real Estate Partners, L.L.C.,
                   Managing Member


                By: /S/ PAUL D. KAZILIONIS
                  Name:  Paul D. Kazilionis
                  Title: Managing Member


                By:/S/ WILLIAM H. WALTON III
                  Name:  William H. Walton III
                  Title: Managing Member



                WESTBROOK REAL ESTATE CO-INVESTMENT
                PARTNERSHIP I, L.P.

                By: Westbrook Real Estate Partners
                   Management I, L.L.C., General Partner

                By: Westbrook Real Estate Partners, L.L.C.,
                   Managing Member


                By:/S/ PAUL D. KAZILIONIS
                  Name:  Paul D. Kazilionis
                  Title: Managing Member


                By:/S/ WILLIAM H. WALTON III
                  Name:  William H. Walton III
                  Title: Managing Member